SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CRIUS(R) II-XL: World's most productive MOCVD reactor launched by AIXTRON

Aachen/Germany, November 8, 2011 - After the successful introduction of CRIUS(R) II-L, AIXTRON SE (FSE: AIX; NASDAQ: AIXG) is proud to announce the next milestone in terms of MOCVD reactor productivity. The novel CRIUS(R) II-XL configuration offers an outstanding reactor capacity as high as 19x4 inch, thus providing the world's highest throughput and productivity.

Additionally, CRIUS(R) II-XL provides best-in-class cost of ownership and footprint efficiency. CRIUS(R) II-XL builds on the hardware setup of CRIUS(R) II-L. 'The only part that needs to be exchanged is the susceptor plate, which means that the larger capacity comes with virtually no extra cost', states Dr. Johannes Lindner, AIXTRON's program manager for Close Coupled Showerhead(R) (CCS) reactor technology. 'This was one of the key design criteria in order to make the transition from CRIUS(R) II-L to CRIUS(R) II-XL as smooth as possible. Furthermore, only very minor process tuning factors need to be applied to transfer processes to CRIUS(R) II-XL.'

This latest version of the CRIUS(R) reactor family is again a result of a detailed analysis of market requirements, in particular with respect to LED manufacturing cost. 'There is a strong need for cost-efficient LED manufacturing, and we know how much MOCVD can contribute to this cost reduction', says Dr. Rainer Beccard, Vice President of Marketing at AIXTRON. 'Amongst many parameters, it is the reactor capacity which has the biggest impact on the total cost of ownership. Thus we have decided to design a 19x4 inch setup. This configuration has been extensively tested in AIXTRON's application lab, making sure it provides perfect uniformity and yield together with its impressive capacity. The system is optimized for wafer sizes between 2 inch and 8 inch; changing from one wafer size to another requires a simple carrier plate exchange without further hardware or process adjustment.'

CRIUS(R) II-XL is the latest addition to AIXTRON's CCS product line, which has proven to provide ultimate process stability and robust operation through many years. Standard features of this MOCVD system include an in-situ reactor height adjustment, allowing to choose optimum reactor geometries for any process regime, and the unique ARGUS in-situ monitoring device.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	November 8, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO